Exhibit 3.1

AMENDMENT TO CERTIFICATE OF INCORPORATION

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

MELINTA THERAPEUTICS, INC.

Pursuant to Section 242 of the General

Corporation Law of the State of Delaware

Melinta Therapeutics, Inc., a Delaware corporation (hereinafter called the “Corporation”), does hereby certify as follows:

FIRST: The first paragraph of Article IV of the Corporation’s Certificate of Incorporation, as amended to date, is hereby amended to read in its entirety as set forth below:

“That, at 5:00 p.m., Eastern time, on February 21, 2019 (the “Effective Time”), each five (the “Conversion Number”) shares of the Corporation’s common stock, par value $0.001 (the “Common Stock”) (including treasury shares) issued and outstanding as of the Effective Time shall be reclassified and combined into one validly issued, fully paid and non-assessable share of Common Stock, automatically and without any action by the holder thereof (the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain at $0.001 per share. No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split. In lieu of any fractional shares to which a stockholder would otherwise be entitled (after taking into account all fractional shares of Common Stock otherwise issuable to such holder), the Corporation shall pay cash in an amount equal to such fractional shares of Common Stock multiplied by the average last reported sales price of the Common Stock at 4:00 p.m., Eastern time, end of regular trading hours on the Nasdaq Global Market during the ten consecutive trading days ending on the last trading day prior to the effective date of the Reverse Stock Split.”

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be duly executed in its corporate name this 21st day of February, 2019.

MELINTA THERAPEUTICS, INC.

By:	/s/ Peter J. Milligan
Name:	Peter J. Milligan
Title:	Secretary and Chief Financial Officer